NATIONAL AMERICAN UNIVERSITY 5301 S. Highway 16 | Rapid City, SD 57701

March 6, 2017

VIA EDGAR

Larry Spirgel
Assistant Director
U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

RE:
National American University Holdings, Inc.

Form 10-K for the year ended May 31, 2016

Filed August 5, 2016

File No. 001-34751

Dear Mr. Spirgel:

National American University Holdings, Inc. (the “Company,” or “our”) is electronically transmitting hereunder our response to the Staffís comment set forth in your letter dated February 21, 2017 to Dr. David K. Heflin, the Companyís Chief Financial Officer, with respect to our Form 10-K for fiscal year ended May 31, 2016, filed on August 5, 2016 and amended by Form 10-K/A, filed on September 13, 2016 (the “Form 10-K”). For your convenience, we have repeated below the Staffís comment in bold, followed by our response.

Report of Independent Registered Public Accounting Firm, p. 86

1.
We note your independent accountantís report does not have the auditorís signature. Please have your auditor sign the report in accordance with Rule 2-02(a) of Regulation S-X.

 The Company respectfully notes the Staffís comment and has filed Amendment No. 2 to our Form 10-K to provide (1) a Report of the Companyís Independent Registered Public Accounting Firm with a conformed signature, along with the accompanying financial statements and supplementary data under Item 8, (2) a currently dated signed version of Consent of Independent Registered Public Accounting Firm under Exhibit 23.1, and (3) currently dated certifications under Sections 302 and 906 of the Sarbanes-Oxley Act signed by the CEO and CFO of the Company. The Company further notes that the omission was only in the EDGAR version and it did have a manually signed Report of Independent Registered Public Accounting Firm as of the original filing date.

Should you have any questions, please do not hesitate to contact me at (605) 721-5234.

Very truly yours,

/s/ David K. Heflin
David K. Heflin, Ed. D.
Chief Financial Officer